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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                            Persistence Software, Inc
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   715329 10 8
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                                 (CUSIP Number)

                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                    [ ] Rule 13d-1(b)
                    [ ] Rule 13d-1(c)
                    [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 715329 10 8
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    1.    Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Derek P. Henninger
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    2.    Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]

          (b)  [X]

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          SEC Use Only
    3.    ......................................................................
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    4.    Citizenship or Place of Organization
          USA

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                         Sole Voting Power
Number of           5.   -0-
Shares              ------------------------------------------------------------
Beneficially             Shared Voting Power
Owned by            6.   1,251,502
Each Reporting      ------------------------------------------------------------
Person With              Sole Dispositive Power
                    7.   -0-
                    ------------------------------------------------------------
                         Shared Dispositive Power
                    8.   1,251,502
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    9.     Aggregate Amount Beneficially Owned by Each Reporting Person

           1,251,502
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    10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
          Instructions).........................................................
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    11.   Percent of Class Represented by Amount in Row (9)
          6.2%
        (based upon 20,036,588 total shares outstanding as of December 31, 2001)
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    12.   Type of Reporting Person (See Instructions)
          IN
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 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................
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
CUSIP No. 715329 10 8
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    1.    Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Elizabeth W. Henninger
--------------------------------------------------------------------------------
    2.    Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]

          (b)  [X]

--------------------------------------------------------------------------------

          SEC Use Only
    3.    ......................................................................
--------------------------------------------------------------------------------
    4.    Citizenship or Place of Organization
          USA

--------------------------------------------------------------------------------
                         Sole Voting Power
Number of           5.   -0-
Shares              ------------------------------------------------------------
Beneficially             Shared Voting Power
Owned by            6.   1,251,502
Each Reporting      ------------------------------------------------------------
Person With              Sole Dispositive Power
                    7.   -0-
                    ------------------------------------------------------------
                         Shared Dispositive Power
                    8.   1,251,502
--------------------------------------------------------------------------------
    9.     Aggregate Amount Beneficially Owned by Each Reporting Person

           1,251,502
--------------------------------------------------------------------------------
    10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
          Instructions).........................................................
--------------------------------------------------------------------------------
    11.   Percent of Class Represented by Amount in Row (9)
          6.2%
        (based upon 20,036,588 total shares outstanding as of December 31, 2001)
--------------------------------------------------------------------------------
    12.   Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................
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
CUSIP No. 715329 10 8
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    1.    Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          The Henninger Family Trust
--------------------------------------------------------------------------------
    2.    Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]

          (b)  [X]

--------------------------------------------------------------------------------

          SEC Use Only
    3.    ......................................................................
--------------------------------------------------------------------------------
    4.    Citizenship or Place of Organization
          USA

--------------------------------------------------------------------------------
                         Sole Voting Power
Number of           5.   -0-
Shares              ------------------------------------------------------------
Beneficially             Shared Voting Power
Owned by            6.   1,251,502
Each Reporting      ------------------------------------------------------------
Person With              Sole Dispositive Power
                    7.   -0-
                    ------------------------------------------------------------
                         Shared Dispositive Power
                    8.   1,251,502
--------------------------------------------------------------------------------
    9.     Aggregate Amount Beneficially Owned by Each Reporting Person

           1,251,502
--------------------------------------------------------------------------------
    10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
          Instructions).........................................................
--------------------------------------------------------------------------------
    11.   Percent of Class Represented by Amount in Row (9)
          6.2%
        (based upon 20,036,588 total shares outstanding as of December 31, 2001)
--------------------------------------------------------------------------------
    12.   Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................
--------------------------------------------------------------------------------

Item 1.

         Name of Issuer

         (a) Persistence Software. Inc

             Address of Issuer's Principal Executive Offices

         (b) 1720 S. Amphlett Blvd., Ste 300, San Mateo, CA 94402

Item 2.

         Name of Person Filing

(a)     i.    Derek P. Henninger, Trustee of The Henninger Family Trust

(b)     ii.   Elizabeth W. Henninger, Trustee of The Henninger Family Trust

(c)     iii.  The Henninger Family Trust


             Address of Principal Business Office or, if none, Residence

         (b) c/o Persistence Software, Inc., 1720 S. Amphlett Blvd., Ste 300, San Mateo, CA 94402

             Citizenship

         (c) USA

             Title of Class of Securities

         (d) Common Stock

             CUSIP Number

         (e) 715329 10 8

ITEM 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

         (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).



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ITEM 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: 1,251,502 as of December 31, 2001

         (b) Percent of class: 6.2% (based upon 20,036,588 total shares outstanding as of December 31, 2001).

         (c) Number of shares as to which the person has:

              (i) Sole power to vote or to direct the vote: -0-

              (ii) Shared power to vote or to direct the vote: 1,251,502

              (iii) Sole power to dispose or to direct the disposition of: -0-

              (iv) Shared power to dispose or to direct the disposition of:
                   1,251,502

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).

ITEM 5. Ownership of Five Percent or Less of a Class

Not Applicable

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

ITEM 8. Identification and Classification of Members of the Group

Not Applicable

ITEM 9. Notice of Dissolution of Group

Not Applicable

ITEM 10. Certification

Not Applicable



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            February, 14, 2002
                     --------------------------------
                                   Date

                         /s/ DEREK P. HENNINGER
                    ---------------------------------
                                Signature

                             Derek P. Henninger
                     --------------------------------
                                   Name